UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Charter Communications, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

16117M107
(CUSIP Number)
William L. McGrath Charter Investment, Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 342-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16117M107

1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 381,265,244 Shares (1)
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 381,265,244 Shares (1)
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,265,244 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 49.87% beneficial ownership of Class A Common Stock (2) / 90.86% voting power (3)
14.	Type Of Reporting Person (See Instructions) IN

(1) Represents (A) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer and (B) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 366,373,692 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by Charter Investment, Inc. (“CII”), including the exchange of the CCHC Note into 42,073,213 Class A Units, and (c) 14,831,552 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by CII.  CII has an exchange option with the Issuer giving it the right to exchange both its Class A Units and Class C Units (Class A Units and Class C Units collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.  Mr. Allen is the sole stockholder of CII.  Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by CII.  Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.  The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO. 16117M107

1.	Names of Reporting Persons. Charter Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 381,205,244 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 381,205,244 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,205,244 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 49.86% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with Class A Units, the “Class B Stock Common Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Charter Investment, Inc. (“CII”). Assumes the exchange of the CCHC Note into 42,073,213 Class A Units.  CII has an exchange option with the Issuer giving it the right to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.  Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns.  Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.  The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

This Amendment No. 15 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8, 2002, the seventh amendment, as filed with the SEC on December 15, 2003, the eighth amendment, as filed with the SEC on November 9, 2005, the ninth amendment, as filed with the SEC on August 15, 2007, the tenth amendment, as filed with the SEC on December 24, 2008, the eleventh amendment, as filed with the SEC on January 6, 2009, the twelfth amendment, as filed with the SEC on February 13, 2009, the thirteenth amendment, as filed with the SEC on March 31, 2009, and the fourteenth amendment, as filed with the SEC on June 19, 2009 (as amended, the “Schedule 13D”).  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On November 17, 2009, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the joint plan of reorganization of the Issuer, CII and certain direct and indirect subsidiaries of the Issuer (collectively, the “Debtors”) pursuant to chapter 11 of title 11 of the United States Code.  The Debtors plan to emerge from bankruptcy on or about November 30, 2009.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) As of November 17, 2009 (the “Reporting Date”), Mr. Allen beneficially owns 381,265,244 shares of Class A Common Stock of the Issuer, which consists of (i) 10,000 vested options on shares of Class A Common Stock of the Issuer and (ii) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 366,373,692 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by CII, including as successor by merger to Vulcan Cable III Inc. (“Vulcan Cable”) and including the exchange of the CCHC Note into 42,073,213 Class A Units, and (c) 14,831,552 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by CII, including as successor by merger to Vulcan Cable.  CII has an exchange option with the Issuer giving it the right to exchange its Class A Units and Class C Units (collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.  Class B Common Stock is identical to Class A Common Stock except that Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

As of the Reporting Date, Mr. Allen’s beneficial ownership represents approximately 49.87% of the shares of the Issuer’s outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and

Class B Common Stock Equivalents, and approximately 90.86% of the voting power of the Issuer’s outstanding Class A Common Stock assuming no conversion of Class B Common Stock and the Class B Common Stock Equivalents.  The calculation of these percentages assumes that 383,325,924 shares of Class A Common Stock of the Issuer are issued and outstanding, as reported in the most recent Form 10-Q of the Issuer.

Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer's Class A Common Stock.  Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

Jo Allen Patton, director and President of CII, beneficially owns 129,540 shares of Class A Common Stock.

(b) Mr. Allen is deemed to have sole voting and dispositive power with respect to the 381,265,244 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII (which he controls). Because Mr. Allen is the ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 381,205,244 shares of Class A Common Stock beneficially owned by CII through its ownership of 366,373,692 Class A Units (including the exchange of the CCHC Note into 42,073,213 Class A Units) and 14,831,552 Class C Units of Charter Holdco.

To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common Stock actually held by the persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2009	PAUL G. ALLEN

	By:	/s/ Paul G. Allen

Dated: November 19, 2009	CHARTER INVESTMENT, INC.

	By:	/s/ William L. McGrath

		Name:	William L. McGrath
		Title:	Vice President